December 20, 2019

William Ray
Chief Executive Officer
BancPlus Corporation
1068 Highland Colony Parkway
Ridgeland, MS 39157

       Re: BancPlus Corporation
           Draft Registration Statement on Form S-4
           Submitted on November 26, 2019
           CIK No. 0001118004

Dear Mr. Ray:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Form S-4 filed confidentially on November 26, 2019

Risk Factors
There is no organized public market for BancPlus common stock, page 36

1. Please disclose here whether or not you anticipate applying to list your common stock on an exchange, or advise.
The price of BancPlus common stock after the transaction may be affected by factors different from those currently, page 40

2. Please clarify, to the extent known, which factors you are referring to in this risk factor.
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The Transaction
Background of the Transaction, page 78

3. Please expand to discuss in the Background section how the consideration was agreed upon and which party initially proposed the agreed upon consideration.
4. We note the disclosure that over weeks in June 2019, and also in September 2019, that discussions and negotiations took place between the two companies. Please expand to discuss each meeting, including what was discussed.
SCC's Reasons for the Transaction, page 81

5. Please indicate which factors the board considered positive or negative factors.
Opinion of SCC's Financial Advisor, page 82

6. We note the disclosure that Stephens reviewed projections provided by both SCC and
         Bancplus. Please disclose these projections or tell us your basis for concluding disclosure of the projections is not material to an investor's voting decision. Valuation of BancPlus Common Stock
Selected Public Company Analysis, page 84

7. Please disclose whether any additional companies that fit the criteria were not used in the analysis, and if not, why not. Similarly, please disclose whether any additional transactions that fit the comparable transaction analysis were not used, and if so, why not.
Material United States Federal Income Tax Consequences, page 117

8. Please refer to the second paragraph in this section. Please revise to delete the phrase that this is "a general discussion." Refer generally to Section III of Staff Legal Bulletin No.
         19, Legality and Tax Opinions in Registered Offerings, available on our website at
         www.sec.gov.
Exclusive Forum, page 124

9. We note that your forum selection provision identifies the Chancery Court of Madison
         County, Mississippi as the exclusive forum for certain litigation, including any "derivative action." Please disclose whether this provision applies to actions arising under the
         Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange
         Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section
         22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision. If this provision does not apply to actions arising under the Securities Act or
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         Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange
         Act. Additionally explain the operation of the "federal district court forum selection clause" referenced here, given your statement that the Madison County Chancery Court of the State of Mississippi is the sole and exclusive forum for certain types of actions and proceedings that may be initiated by BancPlus shareholders. Management's Discussion and Analysis of Financial Condition and Results of Operations of
Bancplus
Results of Operations - Comparison of Results of Operations for the Years Ended December 31,
2018 and December 31, 2017
Provision for Loan Losses, page 193

10. We note that you attribute the increase in the provision for loan losses ($8.0 million, or
         109.6%) to the growth in your loan portfolio and replenishment of the reserve based on net charge-offs of loans. Please revise your disclosure to provide a more granular discussion of the causal factors that resulted in the increases. For example, it is not clear how this explanation reconciles with the trends in your Other Commercial (secured by real estate) loan portfolio where we noticed loan growth increased approximately 10% (or
         $59.4 million), net charge-offs were $678 thousand, however your provision was $6.1 million (increasing your allowance for loan losses by more than 105%). Your response and revised disclosure should not be limited only to the aforementioned example. Your response and revision should also consider how other movements and changes in activity in each respective loan category and the specific related provisioning, charge-offs and related recoveries for those individual categories (where significant), were considered in how management thought about the overall provisioning process for the periods noted.
11. In addition to our comment above, please be sure to bridge your discussion in MD&A to the asset and quality trends as presented within your notes to the financial statements, for example, on pages F-26 and F-27. It might be useful, where possible, to provide quantification of the number and value of loans or specific credits within a loan portfolio class that that have experienced deterioration in a specific period. Noninterest Expense, page 194

12. We note the increase in your other real estate expenses and losses (i.e. $15.7 million, or
         203.3%) was primarily attributable to write-downs of other real estate owned ("OREO")
         during the fourth quarter of 2018. We also note your OREO is initially recorded at fair value less cost to sell, and subsequently accounted for at lower of cost or fair value less estimated cost to sell at each period end. Please revise your disclosure to elaborate on the events or the causal factors that resulted in such significant write-downs during the fourth quarter of 2018.
13. In addition to our comment above, provide to us supplementally, a schedule of the OREO
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         assets and related write-downs at December 31, 2018 detailing the following information:
           the underlying OREO asset (e.g. residential, construction and land, farmland, other commercial, C&I, etc.);
           the date the loan was transferred to OREO, the initial recorded fair value (i.e. at the transfer date to OREO), and the corresponding appraisal value; property appraisal dates and appraisal values (identify in-house or independent third-
             party appraisers) subsequent to the initial recorded fair value specifying corresponding write-downs in prior periods (if any); and reconcile the write-down amounts in your schedule provided to the amounts disclosed
             in your financial statements (e.g. write-downs on page F-30). BancPlus Corporation and Subsidiaries
Note 1: Summary of Significant Accounting Policies
Earnings Per Share, page F-14

14. We note that you have included the unallocated ESOP shares in the calculation of your diluted earnings per share. ASC 718-40-45-3 states that employee stock ownership plan shares that have not been committed to be released shall not be considered outstanding for basic and diluted earnings per share. Please tell us if you have committed to release these shares or how your computation complies with ASC 718-40.
       You may contact Michael Henderson at 202-551-3364 or Hugh West at 202-551-3872 if
you have questions regarding comments on the financial statements and related matters. Please contact Susan Block at 202-551-3210 or John Dana Brown at 202-551-3859 with any other questions.



FirstName LastNameWilliam Ray                                 Sincerely,
Comapany NameBancPlus Corporation
                                                              Division of
Corporation Finance
December 20, 2019 Page 4                                      Office of Finance
FirstName LastName